SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of November 2009

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

411, Yeongdong-daero, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will

file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the

registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, including by reference in the Registration Statement on Form F-3 (Registration No. 33-99550) and the Registration Statement on Form F-3 (Registration No. 333-9180).

Korea Electric Power Corporation (“KEPCO”) hereby announces its unaudited non-consolidated estimated earnings results for the first nine months ended September 30, 2008 and 2009 as attached hereto.

Attachment :	unaudited non-consolidated estimated statements of income of KEPCO as of and for the first nine months ended September 30, 2008 and 2009

Disclaimer:

The unaudited, non-consolidated estimated financial information relating to the results of operations of Korea Electric Power Corporation (“KEPCO”) for the first nine month period ended September 30, 2008 and 2009 as presented in the attachment hereto (the “Information”) has been prepared by KEPCO based on preliminary internal estimates based on Korean GAAP. The Information has neither been audited nor reviewed by KEPCO’s independent accountants, Deloitte Anjin LLC., or any other independent public accountants. The Information may differ significantly from the actual financial condition and results of operations of KEPCO as of and for the first nine months ended September 30, 2009 and accordingly should not be relied upon for investment, including but not limited to purchase of any securities, or for other purposes.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/S/ KIM, MYUNG-WHAN
Name:	Kim, Myung-Whan
Title:	General Manager, Finance Team

Date: November 3, 2009

KEPCO’s Preliminary NON-CONSOLIDATED STATEMENTS OF INCOME (Unaudited)

As of Sep. 30, 2008 and 2009

	3Q 2009 (Jan.~Sep.)	3Q 2008 (Jan.~Sep.)	Change
(Unit : in billions of Korean Won)
Operating revenues:	25,054	23,341	7.3%

Sale of electric power	24,781	23,118	7.2%
Other operating revenues	249	211	18.5%
Revenues for other businesses	24	12	93.5%

Operating expenses:	24,974	24,834	0.6%

Purchased power	20,875	20,541	1.6%
Maintenance	548	606	-9.6%
Depreciation	1,494	1,442	3.7%
Other operating expenses	2,018	2,212	-8.9%
Expenses for other businesses	39	33	20.9%

Operating income	80	-1,493	105.3%

Non-operating income:	1,778	1,519	17.1%

Gain on foreign currency transactions and translation	174	9	1903.4%
Investment income from affiliates	1,262	998	26.5%
Other	342	512	-33.3%

Non-operating expenses:	1,425	1,317	8.2%

Interest expenses	761	536	41.9%
Loss on foreign currency transactions and translation	530	475	11.4%
Investment loss from affiliates	26	190	-86.0%
Other	108	116	-6.3%

Earnings before taxes	433	-1,291	-133.6%

Provision for income taxes	144	-502	-128.8%

Net income	289	-789	-136.6%